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                                                                   March 7, 2006

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Brad Skinner, Accounting Branch Chief
           Division of Corporation Finance

RE: OPENTV CORP.
    FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2004
    FILED MARCH 16, 2005
    FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005
    FILED AUGUST 9, 2005
    FILE NO. 000-15473

Dear Mr. Skinner:

     OpenTV Corp. (the "Company") is writing this letter in response to the Commission's letter dated February 10, 2006. The headings and numbered responses in this response letter correspond to the headings and numbered comments contained in the Commission's letter.

Form 10-K Filed March 16, 2005

Consolidated Statements of Operations, page F-4

SEC COMMENT:

1. We have reviewed your response to prior comment 4 from our letter dated January 6, 2006. Your response indicated that, because of the difficulty in accurately allocating certain costs across revenue streams, you do not believe that a presentation of cost of revenues by revenue source would have been material to investors. Please note that Rule 5-03(b)(2) identifies required disclosure, and does not provide for alternative presentations based on the most readily available information. Further, a conclusion that information required by Rule 5-03(b)(2) is not material does not appear consistent with the guidance in Rules 4-01(a) and 5-03(a) of Regulation S-X. In view of these considerations, modify your presentation to comply with the requirements of Rule 5-03(b)(2) of Regulation S-X. Alternatively, explain in greater detail why you believe your current presentation complies with Rule 5-03(b)(2).

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Securities and Exchange Commission
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RESPONSE:

1. In response to the Staff's comments and in connection with the evaluation of its financial reporting information, the Company intends, beginning with its Annual Report on Form 10-K for 2005 (the "2005 10-K"), to reclassify its revenue sources into two categories: "Royalties and Licenses" and "Services and Other." These categories will replace the four categories previously disclosed. The Company believes that this revised presentation complies with the requirements of Rule 5-03(b)(1) of Regulation S-X and is more consistent with the financial presentation of its peer companies. With this presentation, the Company also intends to present an allocation of costs associated with each of the reported revenue sources in accordance with Rule 5-03(b)(2). Accordingly, in its 2005 10-K, the Company confirms that it will state separately net sales of tangible products and revenues from services as well as cost of tangible goods sold and cost of services for each of the fiscal years ended December 31, 2005, 2004 and 2003. The Company does not intend to amend its Annual Report on Form 10-K for 2004 (the "2004 10-K") to include this revised presentation. As noted, the foregoing presentation in the 2005 10-K will include financial information for each of the years ended December 31, 2004 and 2003; amending the 2004 10-K to also include such presentation would not provide additional information material to investors.

Notes to the Consolidated Financial Statements, page F-7

Notes 15, Segment Information, page F-35

SEC COMMENT:

2. We have reviewed your response to our prior comment 9 regarding your presentation of certain non-GAAP measures. We note that you are supporting your use of such non-GAAP measures under Item 10(e) of Regulation S-K and not under SFAS 131. However, while your response does explain why you believe your disclosures comply with the requirement of Item 10(e)(1)(i), it does not seem to address how you believe you comply with Item 10(e)(1)(ii). As previously requested, please tell us how your current presentation fully complies with Item 10(e) of Regulation S-K. As part of your response, explain, in reasonable detail, how you have considered the guidance provided under questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Separately address each adjusting item and each measure presented. We may have further comment.

RESPONSE:

2. The Company has further reviewed SFAS 131 and Item 10(e)(1)(ii) of Regulation S-K. The Company's chief operating decision maker does not use EBITDA and Adjusted EBITDA to

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Securities and Exchange Commission
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     allocate resources or assess performance of the Company's business segments. Accordingly, the Company believes that disclosure of such non-GAAP financial measures in the Company's financial footnotes is not required by paragraph 32 of SFAS 131. In light of Item 10(e)(1)(ii)(C), the Company advises the Staff that it intends in its 2005 10-K to remove references to EBITDA and Adjusted EBITDA in the notes accompanying the Company's financial statements. In the context of this analysis, the Company has also reviewed Item 10(e)(1)(ii), as well as the guidance provided under questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, and believes its use of Adjusted EBITDA in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is in compliance therewith. As described under the heading "Business Segment Results" beginning on page II-15 of MD&A, "Adjusted EBITDA," as used by the Company in the 2004 10-K, means EBITDA adjusted to exclude the effect of unusual items, including (a) two contract amendments the Company signed with NASCAR and British Sky Broadcasting which reduced estimated losses under those contracts, (b) a one-time expense relating to settlement of marketing obligations with DirecTV, a former customer of one of the Company's subsidiaries and (c) restructuring costs associated with the termination of employees, reduction of excess office space and the write-down of property and equipment. The Company believed it was probable that the financial impact of each of these items would be non-recurring and limited to the period in which the related charge was recorded, based on information available to the Company at such time. Therefore, the Company believed that presentation of Adjusted EBITDA was in compliance with Item 10(e)(1)(ii) and offered investors a more consistent financial metric over several financial periods to evaluate the Company's financial performance. The Company included under the heading "Business Segment Results" beginning on page II-15 of MD&A a statement disclosing the reasons why management believed that presentation of Adjusted EBITDA provided useful information to investors regarding the Company's financial condition and results of operations, as well as a reconciliation of Adjusted EBITDA to Net Loss and the other disclosure items required by Item 10(e)(1)(i). Notwithstanding the foregoing, in connection with the overall review of its financial presentation, including the revised presentation of its revenue and cost of revenue line items, the Company has decided not to include such non-GAAP financial measures in the MD&A section of its 2005 10-K for any of the periods presented.

Form 10-Q Filed August 9, 2005

Notes to Condensed Consolidated Financial Statements, page 5

Note 6, NASCAR and Sun Amendments, page 8

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Securities and Exchange Commission
March 7, 2006
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SEC COMMENT:

3. We have reviewed your response to our prior comment 11 regarding the amendment to your agreement with Sun Microsystems. Your response does not address every element of our comment in that you do not explain the future benefit you may receive from the agreement or how this corresponds to your accounting for the payment to Sun. In this regard, we understand from your response that you have taken a charge for the full amount of your payment to Sun notwithstanding the future benefit you might receive from the agreement. Accordingly, describe the future benefits you expect to receive under this arrangement and explain how these benefits were considered in determining the amount and timing of the charge.

RESPONSE:

3. The Company entered into a license and distribution agreement with Sun Microsystems (the "Sun Agreement") in March 1998 to address a potentially significant market opportunity. Sun's Java technology was a key component of new technology standards being developed in the late 1990's for set-top box middleware which "enabled" interactive television. In particular, the Multimedia Home Platform standard ("MHP") being developed primarily for Europe and Asia and the OpenCable Applications Platform standard ("OCAP") being developed primarily for the United States both used Java technology as part of their core architectures, and it was believed both standards would be commercially adopted. To a large extent, the Company's anticipated future benefit from the Sun Agreement was dependent upon adoption of the MHP and OCAP standards. The Company was a member of the Digital Video Broadcast consortium which was developing the MHP standard and regularly participated in discussions regarding the MHP standard. Throughout the period from March 1998 through September 2004, based on available information, the Company believed that MHP and OCAP would be adopted by its customers within timeframes that would allow the Company to satisfy its remaining payment commitment under the Sun Agreement by distributing MHP- and OCAP-compliant products to customers before the distribution license in the Sun Agreement ended in December 2006. This belief was supported by discussions with the Company's network operator and set-top box manufacturer customers generally in the fourth calendar quarter of each year in respect of shipment forecasts for the following year.

     Several factors converged in or around the fourth quarter of 2004 that caused the Company to modify its determination regarding the likelihood that it would deploy products based on the Java technology before December 2006. The most important of these factors were:

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          -    In August 2004, the European Union determined not to mandate the usage of MHP by cable and satellite operators within the EU. Prior to that determination, most network operators had assumed that the EU would require them to adopt the MHP standard. The impact of the EU's decision became clear to the Company during the fourth quarter of 2004, when the Company discussed updated forecasts with several of its network operator and set-top box manufacturer customers regarding significantly decreased probabilities of shipping material quantities of set-top boxes containing the hardware specifications necessary to deploy MHP- and OCAP-based products.

          - Comcast and Cox Communications, two of the largest cable network operators in the United States, announced that it would acquire substantially all of the assets of Liberate Technologies, a competitor of the Company. These assets included a middleware product marketed in the United States that employs Java technology and competes directly with the Company's middleware product. After evaluating the likely market effect of the acquisition and reviewing the activities of Comcast and Cox, the Company determined that there was a low probability after the acquisition of the Company licensing its middleware product to either Comcast or Cox in the future. As a result, the announcement affected the Company's outlook for future deployments of Company products that incorporate Java technology within the term of the Sun Agreement.

          - The Company continued to see ongoing delays in finalizing the MHP and OCAP standards and technical specifications, which delays continue through the date hereof.

     As a result of the foregoing factors and in light of the fact that the Company had not yet developed or shipped any products incorporating Sun's Java technology, the Company determined in the fourth quarter of 2004 that it was not probable that the Company would obtain any benefit from the Sun Agreement before the distribution license expired in December 2006. Accordingly, the Company recorded a charge in the fourth quarter of 2004 for the remaining amount of its payment commitment under the Sun Agreement. That decision was based on the Company's determination that it was not probable, as of December 31, 2004, that the Company would be able to satisfy its remaining obligations to Sun (which required total payments of $4.0 million, less any amounts previously paid for royalties or support) through actual deployments of the Company's products that incorporate Sun's Java technology.

     After it had recorded a provision of $3.5 million in the fourth quarter of 2004 in respect of its remaining commitment, the Company was approached by Sun regarding the possibility of an early payment of the Company's obligation. As indicated in the Company's previous response letter, the Company negotiated an amendment to the Sun Agreement in June 2005,

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Securities and Exchange Commission
March 7, 2006
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     pursuant to which Sun agreed to settle the outstanding payment obligation for a reduced amount of $3.06 million in exchange for early payment. In addition, in consideration for that early payment, Sun agreed to extend the period over which the Company could potentially develop and distribute products incorporating Sun's technology through March 2010. At the time of the amendment, none of the factors described above had materially changed, and the Company still had not developed or shipped any products incorporating Sun's Java technology. Based on available information, the Company concluded that future benefit of the Sun Agreement, as amended, was not probable. Accordingly, no asset was recorded in connection with the amendment.

SEC COMMENT:

4. Explain to us how you considered the guidance of FIN 14 in determining the amount of the charge recorded in the fourth quarter of 2004.

RESPONSE:

4. The Staff is referred to the factors discussed in the Company's response to comment number 3. As a result of such factors, the Company concluded in the fourth quarter of 2004 that it was probable that no deployments of the Company's products incorporating Sun's Java technology would occur by December 2006. In accordance with the guidance of FASB Statement No. 5, paragraph 8 (a) & (b), and FIN 14, the Company determined that the entire remaining obligation under the Sun Agreement should be recorded in the fourth quarter of 2004.

SEC COMMENT:

5. Your response to prior comment number 11 indicated that you regularly reassessed your assumptions regarding estimated future deployments of units incorporating Sun's software. Explain to us the frequency and underlying assumptions of the assessments performed between 1998 and 2004. As part of your response, explain how the volume of actual deployments over the period compared to the volume of deployments projected as of the beginning of the arrangement term.

RESPONSE:

5. During the period from 1998 to 2004, the Company reassessed on a quarterly basis its assumptions regarding estimated future deployments of products incorporating Sun's Java technology. The Company's assessments were based on, among other things, available market information (including progress on the development of the MHP and OCAP

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Securities and Exchange Commission
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     standards), customer requirements communicated to the Company and discussions with network operator and set-top box manufacturer customers, which, as noted above, generally occurred in the fourth quarter of each year. Prior to the fourth quarter of 2004, the Company expected the adoption of the MHP and OCAP standards to create significant market demand for the Company's products incorporating Java technology, which would enable the Company to satisfy its payment commitment to Sun through actual deployments. The Company's expectations were supported by the discussions it had with several of its network operator and set-top box manufacturer customers. No deployments of Company products incorporating Java technology were made prior to the fourth quarter of 2004, but the Company expected that deployments would occur after adoption of the MHP and OCAP standards. As noted above in the Company's response to comment number 3, the convergence of several factors in and around the fourth quarter of 2004 caused the Company to determine that it was no longer probable that the Company would obtain any future benefit from the Sun Agreement prior to December 2006 when the distribution license expired.

     The Company confirms that it is responsible for the adequacy and accuracy of the disclosure in the filing. The Company understands that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
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     Should the Staff have any additional comments or questions, please direct such questions to Trevor Harries-Jones, the Company's Controller, at (415) 962-5244 or the undersigned at (415) 962-5030.

                                        Very truly yours,

                                        OpenTV Corp.

                                        /s/ Mark Beariault
                                        ----------------------------------------
                                        Mark Beariault
                                        Vice President, Deputy General Counsel

cc: OpenTV Corp.
    Trevor Harries-Jones
    Shum Mukherjee
    David Wargo
    Scott M. Wornow, Esq.

    Baker Botts LLP
    Lee Charles, Esq.